02036982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

1-15146

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

16 May 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Royal & Sun Alliance Insurance Group plc
Resolutions Passed at Annual General Meeting on 15 May 2002

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

No: 2339826

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

Resolutions

OF

ROYAL & SUN ALLIANCE
INSURANCE GROUP plc

At the ANNUAL GENERAL MEETING of the Company duly convened and held at 11.30am on 15 May 2002 at the Hotel Inter-Continental London, One Hamilton Place, Hyde Park Corner, London W1V 0QY, the following resolutions were duly passed:-

6. ORDINARY RESOLUTION

THAT the directors of the Company ("Royal & SunAlliance") are authorised generally and without conditions to allot relevant securities as defined by section 80 of the Companies Act 1985. The directors may allot a maximum nominal amount of £306,943,755. This power, which replaces all the previous authorities granted under section 80 of the Companies Act 1985, will lapse on 14 May 2007. However, if Royal & SunAlliance makes an offer or enters into an agreement requiring the issue of new relevant securities prior to that date, the allotment will be valid even if the allotment occurs after the expiry of this authority.

7. SPECIAL RESOLUTION

THAT, under the authority given by resolution 6 above, the directors of the Company ("Royal & SunAlliance") are given power to allot equity securities (as defined in section 94(2) of the Companies Act 1985) for cash free of the restrictions in section 89(1) of the Companies Act 1985 but limited to allotment of equity securities:

(a) made in connection with an offer of securities which is open for acceptance in a period decided on by the directors:

(i) to the holders of ordinary shares of Royal & SunAlliance in proportion (as nearly as practicable) to their existing holdings as shown on the register of members on any date selected by the directors; and

(ii) to the holders of other equity securities, if this is required by the rights attached to those securities, or if the directors decide it is appropriate, as permitted by the rights attached to those securities.

Any offer made under this paragraph (a) will be subject to any limits or restrictions which the directors may decide to impose, to deal with fractional entitlements or legal, regulatory or practical problems arising under the laws of, or the requirements of any regulatory body or stock exchange in, any territory; and

(b) (otherwise than under paragraph (a) above) having, in the case of shares, an aggregate nominal value (or, in the case of other securities which give the right to subscribe for or convert into relevant shares, having an aggregate nominal value) not exceeding £19,791,563.

This power will expire on 14 May 2007. However, if before that date Royal & SunAlliance makes an offer or agreement which requires equity securities to be allotted, the directors may allot those equity securities even though the allotment may occur after the expiry of this power.

8. SPECIAL RESOLUTION

THAT the Company ("Royal & SunAlliance") is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its ordinary shares provided that:

(a) Royal & SunAlliance may not purchase more than 71.9 million ordinary shares;

(b) Royal & SunAlliance may not pay less than the nominal value (currently 27.5p) for each share purchased; and

(c) Royal & SunAlliance may not pay more per share than 5% over the average of the middle market price of the ordinary shares, based on the London Stock Exchange's Daily Official List, for the five business days immediately before the day on which Royal & SunAlliance buys the shares.

This authority will expire at the end of Royal & SunAlliance's next Annual General Meeting or on 14 August 2003 whichever is the earlier. However, Royal & SunAlliance may agree before this authority expires to purchase ordinary shares where the purchase is or may be completed (fully or partly) after this authority ends.

Certified a true extract.

J V MILLER
Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 16 May 2002

By: (Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.